Digital Funds Trust
200 2nd Ave. South #737
St. Petersburgh, FL 33701

April 8, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Digital Funds S&P 500® Bitcoin 75/25 Index ETF, a series of Digital Funds Trust (File Nos. 333-263486 and 811-23784)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Digital Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, Digital Funds S&P 500® Bitcoin 75/25 Index ETF (the “Fund”) hereby requests the withdrawal of the Fund’s registration statement on Form N-1A (together with all exhibits thereto) filed on March 11, 2022 (Accession No. 0001140361-22-009121) (the “Registration Statement”).  The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold.

The Trust wishes to withdraw the Registration Statement for the Fund in order to re-file a registration statement on Form N-1A for the Fund and an additional series of the Trust.

Pursuant to paragraph (b) of Rule 477, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of such filing.

Any questions or comments regarding this filing should be directed to our counsel, Todd Zerega of Perkins Coie LLP, at 202-654-6378.

Sincerely,

DIGITAL FUNDS TRUST, on behalf of Digital Funds S&P 500® Bitcoin 75/25 Index ETF

/s/ Michael Willis
Michael Willis
Sole Trustee

cc: Todd P. Zerega, Esq.